March 3, 2021

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Eric Atallah

                   Kevin Vaugh

                   Ada Sarmento

                   Tim Buchmiller

Re:	Recursion Pharmaceuticals, Inc.

Draft Registration Statement on Form S-1

Submitted January 26, 2021

CIK No. 0001601830

Ladies and Gentlemen:

On behalf of our client, Recursion Pharmaceuticals, Inc. (“Recursion” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 22, 2021, relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised Draft Registration Statement (the “Revised Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement submitted on January 26, 2021), all page references herein correspond to the Revised Registration Statement.

Securities and Exchange Commission

March 3, 2021

Draft Registration Statement on Form S-1 Submitted January 26, 2021

Overview, page 1

1.

We note your disclosure here and throughout the prospectus that you use your technology to “rapidly accelerate” programs, that your strategy is to “rapidly advance” your Notable Products through development and potential regulatory submission, that wet-lab biology and in silico tools “accelerates” your drug discovery process, that you “identify low-viability programs earlier in the research cycle,” “spend less per program” because of your approach, and “advance programs more quickly from program start to the clinic” compared to industry averages, and that you “expect to continue accelerating the pace of program additions in the future.” Please balance this disclosure and similar disclosure throughout the prospectus to clarify that the process of clinical development is inherently uncertain and that there can be no guarantee that you will achieve similar development timelines with your future product candidates. Please also revise this disclosure and similar disclosure throughout the prospectus to remove any implication that you will be successful in obtaining regulatory approval or commercializing your product candidates in a rapid or accelerated manner as such statements are speculative.

In response to the Staff’s comment, the Company has updated the disclosure on pages 1, 3, 4, 107, 126, 128, 129, 141, 147 and 216 of the Revised Registration Statement to balance this disclosure and similar disclosure throughout the prospectus to (i) clarify that the process of clinical development is inherently uncertain and that there can be no guarantee that the Company will achieve similar development timelines with its future product candidates and (ii) remove any implication that the Company will be successful in obtaining regulatory approval or commercializing its product candidates in a rapid or accelerated manner as such statements are speculative. Furthermore, in the Company’s revised disclosure it has limited statements regarding acceleration and rapid advancement to its preclinical drug discovery process and not used such terms in connection with clinical trials or regulatory approval.

Prospectus Summary, page 1

2.

We note the use of the term “rescue” in this section and throughout the prospectus. To the extent that you are using this term to imply that the use of your proprietary technology on data from previous trials performed by other parties has resolved issues relating to safety and/or efficacy and will ultimately lead to the approval of your product candidates, please revise your registration statement to eliminate the use of this term. You may disclose that administration of a product candidate was well tolerated or resulted in no serious adverse events and provide a discussion of prior trial results. However, it is not appropriate to imply that the use of your proprietary technology on data from previous trials performed by other parties has resolved issues relating to safety and/or efficacy and will ultimately lead to the approval of your product candidates. If you choose to say that the product candidates were well tolerated in previous clinical trials or that there were no serious adverse events or discuss prior clinical results, please clarify that prior results are not necessarily predictive of the outcome of future trials. If you are intending to assign a different meaning to the term “rescue” than discussed above, please make that clear throughout the prospectus.

Securities and Exchange Commission

March 3, 2021

In response to the Staff’s comment, the Company advises the Staff that the term “rescue,” as used by the Company, means a correction in the context of an experimental result and was not used to make the implications that the Staff referred to in its comment. To avoid misinterpretation of the meaning of “rescue,” the Company has replaced the term throughout the Revised Registration Statement with language that clarifies the intended meaning.

The Recursion OS, page 5

3.

We note your disclosure that your core dataset is based on images of cells, that you use cell morphology to understand how a diseased cell responds to drugs and that your PhenoMap tooling enables you to explore inferred biological and chemical relations in order to “deconvolve” mechanisms of action. We also note that that the two programs based on your inferential search approach are in the discovery stage. Please briefly indicate how your inferential search programs allow you to “deconvolve” mechanisms of action, provide a definition of that term, and discuss any material efforts you would need to take in order to further understand the mechanism of action of any drug candidate before you would proceed to clinical trials with that candidate. In this regard, we note your disclosure on page 177 under “Predicting the Mechanism of Action” that further understanding the mechanism by which compounds are operating is traditionally the “Achilles heel” of phenotypic drug discovery and your disclosure under “Orthogonomics” on page 163 that other data modalities such as transcriptomics and proteomics can be highly complementary to phenomics but that both of those approaches are “orders of magnitude” more expensive compared to phenomics. Given this disclosure, please ensure that your prospectus summary briefly indicates the material challenges that your inferential search approach presents to moving drug candidates into clinical trials, including any challenges to obtaining IND approval if the mechanism of action is not understood, and that your prospectus summary presents balanced disclosure in this regard.

In response to the Staff’s comment, the Company has replaced the term “deconvolve” on pages 167 and 176 the Revised Registration Statement with the word “predict,” with which it is interchangeable. In addition, the Company has revised the disclosure on page 175 of the Revised Registration Statement to describe how the Recursion Map allows the Company to predict mechanisms of action, and to emphasize that such predictions are treated not as ground truth, but as hypotheses to validate in wet-lab experiments. In addition, the Company has revised the disclosure on pages 11 and 28 of the Revised Registration Statement to indicate the material challenges that an inferential search approach presents, including challenges related to not understanding the mechanism of action of a compound.

Brute-Force Search Programs, page 7

4.

Please remove the references on page 8 and throughout the prospectus to the potential for certain of your lead molecules to be first-in-disease. This disclosure suggests that your product candidates will be effective and will be approved before any other product candidate for these indications, which is not appropriate given the current stage of development. You may state that there are currently no approved therapies for these indications, if true.

Securities and Exchange Commission

March 3, 2021

In response to the Staff’s comment, the Company has updated the disclosure on pages 8, 9, 138, 139, 196, 202, 206, 212 and 214 of the Revised Registration Statement to remove reference to “first-in-disease.”

Our Pipeline, page 7

5.

Please revise your pipeline table to include a column for Phase 3. Please also provide only one column for the discovery phase. The length of the line within the discovery phase will visually demonstrate whether the product candidate is early-stage or late-stage in the discovery process, and a textual discussion of the program is a more appropriate place to make distinctions regarding different segments within a particular phase. We note that you have five programs for which you have yet to select a compound that will be the focus of further development. Please explain to us why each of those programs is sufficiently material to your business to warrant inclusion in your pipeline table or revise your table as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 10, 137, 140 and 212 of the Revised Registration Statement to include a column for Phase 3 and provide only one column for the discovery phase. With respect to the five “Discovery Through Preclinical” programs, whose compound status is denoted as “Multiple,” and the Staff’s inquiry regarding the materiality such programs to the Company’s business, the Company advises that the five programs are new chemical entity (“NCE”) programs which demonstrate the utility of the Recursion Data Universe in the discovery and optimization of novel chemical matter. These NCE programs follow the four clinical stage known chemical entity (“KCE”), programs. The NCE programs are material to the Company’s business because they demonstrate the evolving sophistication of the Company’s technology, and two of them target new therapeutic areas (infectious diseases and neuroscience). All five programs have identified validated lead molecules at this point in time, which are indicated on pages 8 and 9 of the Revised Registration Statement and now listed in the revised pipeline table on page 7, or the Revised Registration Statement.

Inferential Search Programs, page 9

6.

We note that you have included a separate table depicting 25 additional programs. We also note that your filing only includes a discussion of the two programs in this table that are in the preclinical phase, which implies that the other programs are not sufficiently material to your operations to warrant discussion. Please delete the references to these other programs from the Prospectus Summary.

The Company acknowledges the Staff’s comment regarding the table on page 10 with 25 additional programs that the Company is progressing internally, only two of which are in the preclinical development phase. Note that the Company has revised the lead in paragraph to this table to delete the reference to “pipeline” to avoid confusion between the programs that are not in the pipeline and those that are. The Company respectfully advises the Staff that although the Company did not discuss each program in the table, it is the aggregate number of programs the Company has been able to identify and initiate in a short amount of time that the Company wishes to portray in a graphical fashion for emphasis and not that any particular program has progressed to a stage of materiality. One of the core value propositions of the Company is the power of the Recursion Operating System to generate high-quality hits and move them through the drug discovery process to lead optimization very quickly and cheaply.

Securities and Exchange Commission

March 3, 2021

Our Partnerships, page 10

7.

Please remove the references throughout your prospectus to potential “first-in-class” or “best-in-class” product candidates as these descriptions imply an expectation of regulatory approval and are inappropriate given the length of time and uncertainty with respect to securing marketing approval.

In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 140, 189, 192 and 243 of the Revised Registration Statement to remove references to potential “first-in-class” and “best-in-class” product candidates which may arise from the Company’s partnerships given the inherent uncertainty in the drug development process. Instead, the Company now refers to these therapeutics as “novel” product candidates since the Company’s partnerships do not focus on generics and/or fast-follower programs. The Company has not, however, removed references to ‘first-in-class’ or ‘potential for first-in-disease’ as it pertains to the Company’s internal pipeline programs. The Company respectfully advises the Staff that it believes such programs are indeed first-in-class or have the potential to be first-in-disease given the lack of current treatment options.

Risk Factors, page 22

8.

Given the length of your risk factor section, please revise to comply with Regulation S-K Item 105 by relocating risks that could generically apply to any registrant or offering to the end of the section under the caption “General Risk Factors.”

In response to the Staff’s comment, the Company has updated the disclosure in the Revised Registration Statement to comply with Regulation S-K Item 105 by relocating risks that could generically apply to any registrant or offering to the end of the section under the caption “General Risk Factors” on pages 91 and 92 of the Revised Registration Statement.

Our amended and restated bylaws that will become effective upon the closing of this offering, page 88

9.	Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.

In response to the Staff’s comment, the Company has revised the risk factor referenced above to disclose that there is also a risk that the Company’s exclusive forum provision may result in increased costs for investors to bring a claim.

Securities and Exchange Commission

March 3, 2021

Use of Proceeds, page 96

10.

Please disclose how far you expect the proceeds from the offering to allow you to proceed in the development of each of your programs. We note your disclosure that you intend to paydown debt with some of the proceeds of this offering. Please disclose the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. See Instruction 4 to Rule 504 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure related to use of proceeds on page 97 of the Revised Registration Statement to revise its first three use of proceeds categories to correlate to the research and development expenses the Company has identified in the section of the Registration Statement titled “Management’s Discussion and Analysis of Operations and Financial Condition—Results of Operations—Research and Development,” which provides further detail regarding the use of proceeds for our clinical programs as opposed to other intended uses of the proceeds. The Company advises the Staff that it will further revise its disclosure with approximate amounts in a subsequent amendment to the Registration Statement which includes a preliminary price range and proposed aggregate offering size.

The Company acknowledges the request to clarify how far it expects the proceeds from the offering will allow the Company to advance the development of each of its programs and respectfully advises the Staff that allocating the offering proceeds across each of the Company’s current programs and projecting forward over the life of the programs would require making tenuous assumptions such that the resulting calculation would have an unreasonably high level of uncertainty. The exercise would require assumptions regarding the attrition rate of all the Company’s current programs, the rate of discovery of new programs and subsequent attrition, all strategic initiatives and their respective costs, all clinical trial enrollment rates and the associated costs, design of clinical trials that requires approval by regulatory agencies, which may or may not occur, and each of these would need to be projected further than the Company currently projects in its detailed budgeting process. The Company also believes providing information to investors that is predicated on assumptions with such high level of uncertainty could be more misleading to investors than informative. The Company believes the additional information it intends to provide will give investors reasonable insight into the Company’s planned use of proceeds without providing misleading information to investors..

The Company has also revised the disclosure on pages 97, 124 and F-16 of the Revised Registration Statement to add the interest rate and maturity of its indebtedness and advises the Staff that the indebtedness to be discharged was not incurred within one year.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 106

11.

Tell us and revise to clarify the extent to which you track your research and development expense by program or product candidate. If available, provide a breakdown of your research and development expenses by program or product candidate, as well as a breakdown of research and development expenses by nature of expense.

Securities and Exchange Commission

March 3, 2021

In response to the Staff’s comment, the Company has revised the disclosure on page 111 of the Revised Registration Statement to clarify the extent to which it tracks research and development expense by program or product candidate and advises the Staff that research and development expenses directly associated with the Company’s clinical assets are tracked to some degree at the program level, however, costs associated with clinical development only become meaningful in the future once clinical trials are underway. Moreover, indirect costs associated with clinical development and the balance of our research and development expenses are not tracked at the program or candidate level. The Company expects to continue developing capabilities to track research and development expense at a more granular level, but at this time believes that providing an incomplete allocation would provide partial information without the necessary context. The Company respectfully directs the Staff to the breakdown of research and development expenses on page 113 of the Revised Registration Statement.

Critical Accounting Policies and Use of Estimates

Determination of Fair Value of Common Stock, page 120

12.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

In response to the Staff’s comment, the Company advises that it will provide the Staff with the requested information once an estimated offering price range has been determined by the Company and the underwriters and will contact the Staff to discuss its delivery.

Business

FreshCuts, page 157

13.

We note your disclosure in Table 3 that FreshCuts exceeds state-of-the-art vendor library design algorithms. Please explain what makes the vendor algorithms “state-of-the-art” and how you determined that FreshCuts exceeds them. Please also tell us why you believe this disclosure is material to an understanding of your business.

In response to the Staff’s comment, the Company has revised the disclosure on page 156 of the Revised Registration Statement to remove
Table 3.

REC-4881: Familial Adenomatous Polyposis

Clinical, page 189

14.	Please provide the basis for your statement that REC-4881 demonstrated a favorable ocular safety profile compared to approved drugs in this class.

Securities and Exchange Commission

March 3, 2021

In response to the Staff’s comment, the Company advises the Staff that the statement referred to in the Staff’s comment was made based on findings from a prior Phase 1 study, completed by Millennium Pharmaceuticals, Inc., that evaluated REC-4881 (also known as TAK-733) in patients with solid tumors. The results of this study have been published in a peer-reviewed scientific journal that compares the limited rate of ophthalmic adverse events and the absence of retinopathies to the ocular side-effects of other molecules in the class.1 The Company has revised the disclosure on page 187 of the Revised Registration Statement to clarify that the evidence demonstrates fewer adverse ocular side effects compared to approved drugs in this class.

Patents, page 222

15.	Please revise to disclose the material foreign jurisdictions where you own or license patents or pending patent applications.

In response to the Staff’s comment, the Company has revised the disclosure on pages 221 and 222 of the Revised Registration Statement to add this information.

Compound IP, page 223

16.	Please revise to disclose the type of patent protection that you have (composition of matter, use or process).

In response to the Staff’s comment, the Company has revised the disclosure on pages 221 and 222 of the Revised Registration Statement to add this information.

Bayer, page 240

17.

We note your disclosure that you have not entered into any lead series or development candidate license agreements with Bayer yet and that you would receive an option exercise fee, with the potential to receive further development and commercial milestones of more than $100 million as well as tiered royalties under each such license agreement. To the extent that these terms have already been set forth in the current agreement, please revise to disclose the amount of the option exercise fee, the maximum aggregate development and commercial milestones that you would be eligible to receive for each development candidate, the royalty range and the royalty term. Please also revise to disclose the termination provisions of the current agreement and when the term of the current agreement ends.

[1]

Alex A. Adjei et al., A Phase I Dose-escalation Study of TAK-733, an Investigational Oral MEK Inhibitor, in Patients with Advanced Solid Tumors, 35 Invest New Drugs 47 (2017), available at: https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5306265/.

Securities and Exchange Commission

March 3, 2021

In response to the Staff’s comment, the Company has revised the disclosure on page 239 of the Revised Registration Statement to reflect the material terms of the Bayer Agreement (including the termination provisions and the duration) and the license agreement exhibits set forth by the Bayer Agreement (including the approximate aggregate option and milestone payments, as well as the royalty range).

Sanofi-Genzyme, page 241

18.

Please revise to disclose the payment provisions under the agreement such as the aggregate amounts paid or received to date, the termination provisions and the term of the agreement. Please also disclose how you would be compensated if Sanofi-Genzyme exercises its option to develop any products.

In response to the Staff’s comment, the Company has revised the disclosure on pages 239 and 240 of the Revised Registration Statement to add this information.

General

19.

In the letter from the CEO, we note your statement on page 4 that you are “leaders in this space.” Please explain to us the basis for this claim; we note that your most advanced product candidates have completed Phase 1 clinical trials and that you have not yet obtained regulatory approval for a product candidate. Please substantiate your claims here that you have “one of the largest proprietary biological datasets on earth” and “one of the largest, broadest and deepest pipelines of any technology-enabled drug discovery company,” and your claims on page 143 that you have “one of the largest biological and chemical datasets” and on page 146 that you have curated “one of the most comprehensive KCE libraries in the world.”

In response to the Staff’s comment, the Company advises the Staff that it has revised the letter to indicate that it is “among the leaders” in artificial intelligence focused drug discovery technology. This is based on publicly available information about technology-enabled drug discovery companies. For example, the two largest, publicly traded companies focused on artificial intelligence focused drug discovery technology, based on their market capitalizations as of the date of this letter, are Relay Therapeutics, Inc. (“Relay”) and Schrödinger, Inc. (“Schrödinger”). The Company has an internal pipeline of four clinical stage programs and many earlier stage programs, which compares favorably to the two clinical stage programs publicly disclosed by Relay, and no wholly owned programs publicly disclosed by Schrödinger in the clinic, in each case, as of the date of this letter.

Further, Endpoints News, an independent third-party publication read by life sciences investors published the following statement in September 2020: “The investment-partnership represents one of the largest rounds, if not the single largest round, for an artificial-intelligence focused biotech and cements Recursion as one of the major players in a nascent field that has produced many small startups but few heavyweights.”

Securities and Exchange Commission

March 3, 2021

With respect to the claim that the Company has “one of the largest proprietary biological datasets on earth,” the Company advises the Staff that it has conducted an extensive search of the literature and other publicly available information and the biological datasets in the table below are the largest datasets the Company is aware of. At over 7 petabytes, the Company’s dataset is the third largest proprietary dataset the Company is aware of. The Company has also revised the statement on page 4 of the Revised Registration Statement to state that the claim is based on the Company’s belief.

Group / Company	Data content	Proprietary / Non-Proprietary	Size	Notes
MELLODDY	Consortium to train machine learning models on datasets from multiple different pharmaceutical companies to enhance the models’ predictive capabilities, leveraging a wide array of data, including the ‘largest collection of small molecules with known biochemical or cellular activity’	Non-Proprietary	Undisclosed	While the MELLODDY dataset may be useful in training novel machine learning models, given that one of the core tenants of the Melloddy consortium is maintaining data privacy and firewalls between pharmaceutical companies, the dataset is not proprietary to a single company in its entirety.

deCODE	Genetic data from ~180,000 Icelanders	Proprietary	Undisclosed

Decode is a corporate entity, and all data is proprietary to the organization. It is a subsideary of Amgen. Only a fraction of deCODE’s samples have whole genome sequencing performed (~28,000 whole-genome sequences + ~155,000 chip-genotyped sequences).

If we assume all samples are whole genome and each genome is encoded in 2.9 GB (one byte for each base pair), we estimate ~0.5 PB of data

180,000 x 2.9 GB = 522,000 GB = 522 TB = ~0.5 PB.

Abcellera	Microscopy images, DNA sequences, antibody sequences	Proprietary	Undisclosed

Abcellera generates ‘terabytes of data per screen’ per their S-1 filing.” Our internally developed platform, Celium, a powerful computational engine for mining, interacting and visualizing the terabytes of data generated during an antibody discovery campaign.” Since this data is generated internally, it is assumed to be proprietary to the company.

It is possible that their database is comparable in size to Recursion’s dataset, however the size of their database is not publicly disclosed.

Tempus	Genetic and clinical data on a large number of cancer patients	Proprietary	30 PB

According to a 2017 BioCentury article, Tempus claimed to have “ cohorts for a variety of tumor types that are 10-20 times bigger than those available through NCI’s Cancer Genome Atlas.” (approximately 2.5 PB)

Tempus claims to have a database of approximately 30 PB. This database and access to their database is their primary product offering and is proprietary to the Company.

Securities and Exchange Commission

March 3, 2021

Group / Company	Data content	Proprietary / Non-Proprietary	Size	Notes

TCGA	Molecularly characterized samples from >20,000 primary cancer and matched normal samples	Non-Proprietary	>2.5 PB	Although large, does not eclipse Recursion’s proprietary image dataset. Publically accessible and not proprietary to any single institution.

Human Protein Atlas	Images showing protein expression patterns at a single-cell level	Non-Proprietary	>10M images (Thul et al)	Given that Recursion generates ~5M images per week, it is highly unlikely that the Human Protein Atlas dataset is larger than 7 PB. Publically accessible and not proprietary to any single institution.

Cell Image Library	Images, videos, and animations of cells, capturing a wide diversity of organisms, cell types, and cellular processes	Non-Proprietary	30 TB	Not within orders of magnitude the size of Recursion’s proprietary dataset. Publically accessible and not proprietary. Leverages contributions from academics globally.

UK BioBank	Human genetic data paired with health records of ~500,000 individuals	Non-Proprietary	Undisclosed	Data is publicly available (not proprietary).

Genomic Data Commons	Genomic and clinical information on cancer patients	Non-Proprietary	4PB	Although large, public records of this dataset do not eclipse the size of Recursion’s dataset. As well, this dataset is public and not proprietary

European Bioinformatics Association	A wide variety of biological data from genomic samples to protein structures	Non-Proprietary	20 PB	Although large, this dataset is not proprietary and is publically accessible.

ATOM Consortium	In vitro biochemical data for >2M compounds + preclinical and clinical information on >500 molecules that progressed through some stage of development	Non-Proprietary	Undisclosed

Focus of the ATOM consortium is to create and develop models that can be used to optimize leads for chemical attributes like pharmacology, safety, efficacy, and developability, rather than to provide access to a specific library of content (in this case, provided by GSK). The dataset is not proprietary to a single company in its entirety, however it is only accessible by member institutions.

Novartis	15PB of data	Proprietary	15PB

Novartis mentions it has collected 15 PB of biological data at NIBR in its history, here: https://www.novartis.com/stories/discovery/being-and-becoming-data-science-company. This data is unlikely to be relatable. The data comes from NIBRS own internal research efforts and is assumed to be proprietary to NIBR/Novartis.

Securities and Exchange Commission

March 3, 2021

The Staff has also requested support for the Company’s claim that it has “one of the most comprehensive KCE libraries in the world.” Through exploration of literature and other publicly available information, the Company has identified the KCE libraries listed below, which are the most comprehensive the Company is aware of. The Company’s collection of 6,000 compounds is second only to the ReFRAME library described in the list. The Company has also revised the statement on page 148 of the Revised Registration Statement to clarify that the claim is based on the Company’s belief.

1.	ReFRAME library: “The ReFRAME collection of 12,000 compounds is a best-in-class drug repurposing library.” See https://www.pnas.org/content/115/42/10750.

2.	Broad Library: “To address this challenge, we hand-curated a collection of 4,707 compounds.” See https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5568558/.

3.

SelleckChem: “ A unique collection of 3177 drugs that are marketed around the world or have passed clinical phase 1 and can be used for high throughput screening (HTS) and high content screening (HCS).” See https://www.selleckchem.com/screening/fda-approved-passed-phase-i-drug-library.html.

4.	TargetMOI : The Drug Repurposing Library by TargetMol, containing 3216 approved and clinical drugs.” See https://www.targetmol.com/compound-library/Drug-Repurposing-Library.

5.

MedChemExpress: “MCE Drug Repurposing Compound Library contains 3385 approved drugs and passing phase I clinical drugs, which have been completed extensive preclinical and clinical studies.” See https://www.medchemexpress.com/screening/drug-repurposing-compound-library.html.

20.

A registration statement is not intended to serve as marketing materials. Therefore, the prominence of the graphics on certain pages leading up to the letter from the co-founder and CEO and in Figures 14-16, 18-23, 31-35 and 75-77 is not appropriate because the graphics neither provide nor enhance relevant and meaningful disclosure that investors can use to make an informed investment decision. In particular, the second page of graphics before the CEO letter repeats information already contained in the Prospectus Summary and Business sections. Please remove these graphics accordingly.

Securities and Exchange Commission

March 3, 2021

In response to the Staff’s comment, the Company has eliminated the figures previously listed as Figure 14, Figure 15, Figure 18, Figure 22, Figure 76 and Figure 77 as they may be less material to many investors than other figures.

The Company feels that the second page of graphics before the CEO letter is an important distillation of some of the most important true statistics of a complex company and will help various investors frame the breadth of coverage of the Recursion OS and understand the Company’s business better. The Company notes that the presentation and placement of key statistics that it has proposed for the Registration Statement is customarily presented and placed in the same manner in the registration statements of technology companies. Since the Company is as much a technology company as a drug discovery company, the Company believes technology-focused investors will expect to see the presentation and placement of key statistics where the Company has proposed them in the Registration Statement.

The Company also believes the following figures should remain in the Revised Registration Statement (using prior figure numbers for reference) because they help illustrate key elements of the Company’s products and technology:

Figure 16 (Figure 14 in the Revised Registration Statement): The Company has built an automated R&D facility that is more like a sophisticated manufacturing facility and is atypical of R&D facilities in many biopharmaceutical companies. This is an important point that for certain investors may best be made with a photograph of one of the Company’s principal laboratories.

Figure 19 (Figure 16 in the Revised Registration Statement): This figure shows a proprietary and state of the art hardware product that the Company has developed. This is a core element of the Company’s differentiation. As such, it is meaningful and material for the investor to see this internally developed hardware product.

Figure 20 (Figure 17 in the Revised Registration Statement): The supercomputer is the largest single capital expenditure the Company has made to date and represents a highly material element of the Company’s ambition. Investors can appreciate in the image the order, cleanliness, and care in assembly of this supercomputer which the Company views as a key point of differentiation and material to an investor’s understanding of the Company’s business.

Figures 21, 23, 31-35 (Figures 18, 19, 27-31 in the Revised Registration Statement): Each of these figures represents a screenshot of a software product built by the Company for use by its scientific teams. As a technology company as much as a biotechnology company, showing investors the core software systems the Company has built is highly material. Investors can appreciate through these figures how the Company displays complex data to its scientists and key elements of its design and graphical-user-interface ethos, both of which demonstrate that the Company is a biotechnology company scaling more like a technology company.

Securities and Exchange Commission

March 3, 2021

Figure 75 (Figure 70 in the Revised Registration Statement): The Company lists ‘our people and our culture’ as a core part of its OS throughout the prospectus. A core element of the Company’s culture is embodied in the atmosphere it creates for its team. The open floorplan, light, airy and creative spaces, pictures of patients the Company knows and works to serve and glass walls separating laboratories from office space are all key elements highlighted. Figure 75 provides the investor with a window into these intangible elements of the Company’s culture and thus the Company believes the figure is material and helps investors understand the type of company they are evaluating.

21.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company is supplementally providing the Staff, under separate cover, with copies of written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that have been presented to date by the Company, or individuals authorized to act on the Company’s behalf, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that the Company, or anyone authorized to act on the Company’s behalf, presents any such written communications to potential investors in reliance on Section 5(d) of the Securities Act after the date hereof, the Company will supplementally provide the Staff with copies of any such written communications.

*****

Securities and Exchange Commission

March 3, 2021

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 565-3564 or poettinger@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Philip H. Oettinger
Philip H. Oettinger

cc:	Christopher Gibson, Recursion Pharmaceuticals, Inc.

Louisa Daniels, Recursion Pharmaceuticals, Inc.

Jeana S. Kim, Wilson Sonsini Goodrich & Rosati, P.C.

Nathan E. Robinson, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP